October 22, 2009	Filed via EDGAR

Mr. Kevin W. Vaughn
Branch Chief
United State Securities and Exchange Commission
Washington, D.C. 20549

Re:           Response to Letter dated September 14, 2009

Dear Mr. Vaughn,

With regard to your inquiry stemming from the review of Tower Financial Corporations Form 10-K for the period ended December 31, 2008 and Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009, we are pleased to provide the following explanations and clarifications:

Form 10-K for the period ended December 31, 2008:

Lending Policies, page 3

1.
Please tell us and revise future filings to provide a discussion of your underwriting policies and procedures for major loan products in each lending category.  Discuss lending requirements such as loan-to-value ratios, credit requirements, and documentation requirements.  Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.  Also, disclose if you have underwritten any hybrid loans, such as payment option ARM’s, and or sub-prime loans, including how you define that term.

Response:
The Company has five major lending categories.  These categories, along with the major product types are outlined as follows:

1.	Commercial and Industrial (C&I)
a.	Fixed and variable rate term loans
b.	Variable rate lines of credit

2.	Commercial Real Estate (CRE)
a.	Fixed and variable rate term loans

3.	Residential Real Estate (Mortgage)
a.	Fixed rate terms loans

4.	Home Equity Loans
a.	Fixed and variable rate term loans
b.	Variable rate lines of credit

5.	Consumer Loans
a.	Fixed and variable rate term loans

The underwriting policies for each loan category are outlined as follows:

Commercial and Industrial Loans:
Commercial and Industrial loans are underwritten using an analysis of the businesses current and historic financial statements.  The form of statement required (audit, review, compilation, tax return, or internally prepared) varies depending on the credit size, complexity, and risk.  Financial projections may be required for loans with a term greater than one year.  For all aggregated borrowing relationships in excess of $250,000, a cash flow analysis is completed for each corporate borrower, and a debt-to-income ratio is calculated for each personal guarantor.  For those relationships where reliance is placed on a borrower or guarantor that is involved in several loans, business ventures or real estate projects, both a separate cash flow analysis and a consolidated global cash flow analysis is required.  This is mandatory for all requests that are in excess of five percent of the Bank’s capital. In addition, we review the collateral provided (secondary source of repayment) and analyze the risks inherent in the business enterprise with respect to the erosion of collateral value, ease of accessing the collateral, and the time involved in the potential liquidation of collateral is establishing appropriate advance rates in addition to appropriate loan covenants involving cash flow coverage, debt to capital ratios, and working capital requirements.

Commercial Real Estate Loans:
The Company will consider commercial real estate financing for any feasible project including land loans, acquisition and development loans, construction loans and long-term mortgages for income producing and investment properties.  Loans are not to be extended to developers or builders who have been subject to a foreclosure action or have given a creditor a deed in-lieu of foreclosure.

All real estate credit extensions are to meet high standards of quality and are to be in compliance with the Bank’s policies.  Relationship Managers are to comply with each underwriting guideline and explain and document any exceptions.

Commercial Real Estate loans are generally made with full recourse or limited recourse to all principals and owners.  Non-recourse loans can only be extended when approved by either the Chief Lending Officer or Chief Credit Officer and only when the decision rationale is fully explained.  Such cases may include when the borrower pledges deposit accounts as additional collateral or the property has significant value in relation to the loan amount.

We will only consider 100% financing of commercial real estate projects on an exceptional basis.  We normally require cash or other suitable collateral (marketable securities, first mortgage on other real estate, letter of credit, etc) in the minimum amount of 10% of the total cost of the project.  This amount may need to be larger based upon the risk of the project.  Parameters for allowing 100% financing include a combination of such factors as financial strength of principals (borrower and/or guarantors), strength of secondary repayment sources (guarantors quality and strength of cash flow and/or liquidity of supporting collateral), proven track record of builder/developer, signed leases (for investment properties), pre-sales activity supported by executed contracts and market information that proves a strong market for the type of properties being considered.

Residential Mortgage Loans:
Residential mortgage loans are defined as loans for primary or secondary residences. No rental property loans will be considered under the guidelines for residential mortgage underwriting.  Secondary residences are limited to one unit.  Loans for rental properties are to be considered as business loan requests subject to the Commercial Real Estate guidelines.  Manufactured homes may be considered for the portfolio provided (a) home is a double-wide on a permanent foundation; (b) home was not built prior to 1976; and (c) appraisal is acceptable using appropriate comparable properties.

Escrows for taxes and insurance may be waived for loans at 80% LTV or less.

Loans to be sold into the secondary market are not subject to these guidelines.  Portfolio loans must adhere to all requirements below (they follow the requirements of the purchaser in the secondary market) and to all requirements for consumer credits (except the requirement as to maximum debt-to-income ratio) described herein.

It is the stated goal of the Bank to offer mortgage loans on owner-occupied real estate at competitive rates and terms to customers in our defined lending areas.  Mortgage loan terms should be related to the nature and market value of the security property, as well as income, future earning ability and credit history of the borrower.  Mortgages should be made in anticipation of regular amortization, not foreclosure.

Rates for residential mortgage loans are fixed for the term of the loan.  The company does not underwrite any hybrid loans, adjustable rate loans, or sub-prime loans within its residential portfolio.  Adjustable rate loans are limited to Commercial, Commercial Real Estate, and Home Equity products. The rates for these loans are tied to the Prime Rate as stated in the Wall Street Journal.

Home Equity Loans
Home Equity loans and Home Equity lines of credit are underwritten using the same guidelines and procedures outlined above for residential mortgage loans.  The loan to value maximum for a Home Equity loan or line of credit is capped at 90% of the appraised value.
.
Consumer Loans
All consumer loans are to be supported by a signed, completed credit application or a credit file memo disclosing loan purpose, applicant’s income and obligations, and repayment terms.  Related documents should include a consumer loan approval sheet and a current or recent credit bureau report when deemed appropriate by the loan officer.  Unsecured consumer loans of $5,000 and larger must also have a current financial statement on file on a form acceptable to the Company.

The rates for variable rate loans in all categories are underwritten using the Prime Rate index as stated in the Wall Street Journal.  Typical loan terms on these types of products range from one to five years.

We plan to include these revised disclosures in our December 31, 2009 Form
10-K.

Form 10-Q for the period ended June 30, 2009

Note 4 – Securities available for sale, page 10

2.
Regarding your trust preferred security and the significant unrealized loss that you have determined that is other than temporary as of March 31, 2009 and June 30, 2009, please tell us and revise future filings to include the following:

•
Please identify the issuing financial institutions underlying this security, the amount of your investment in each, and the amounts of deferrals and defaults experienced on each of the underlying issuers of the pool.

Response

There are sixty-eight (68) issuing participants in PreTSL XXV.  Fifty-eight (58) of the issuers are banks or bank holding companies, with the remaining issuers being insurance companies.  See exhibit 99.1 for a listing of all issuers, including the amount issued and any deferral/default information.

Tower Bank purchased a $1 million investment in the pooled $877.4 million Trust Preferred issuance.  This is the company’s only pooled trust preferred security. The investment is divided into seven tranches.  Tower’s investment is in the fifth tranche (C-1), meaning the cashflows on the investment are subordinated to the higher placed tranches.

As of September 30, 2009, the amount of deferrals and defaults was $264.1 million.  The defaults and deferrals occurred as follows:

	Deferral	Default
March 2008		$25.0 million
September 2008	$20.0 million
December 2008	$15.0 million	$35.0 million
March 2009	$22.5 million
June 2009	$35.6 million	$25.0 million
September 2009	$86.0 million

Exhibit 99.2 provides the detailed list of the deferring/defaulting issuers.

•	Please quantify the amount of excess collateral on the trust preferred security as of December 31, 2008, March, 31, 2009, and June 30, 2009.

Response:
Excess collateral reports come from our Investment manager (FTN Financial). Stress analysis reports were provided to us as follows:

January 20, 2009 -      The stress analysis showed that the bond could withstand
$170 million in immediate defaults before a break in yield.

April 14, 2009 -           The stress analysis showed that the bond could withstand $139.5 million in immediate defaults before a break in yield.

July 8, 2009 -               The stress analysis showed the bond could withstand $88.5 million in immediate defaults before a break in yield.

The analysis from FTN Financial are attached as Exhibit 99.3.

•
You state that the individual credit rating from Moody’s for this security at March 31, 2009 and June 30, 2009 was Ca.  Please confirm that this was the lowest rating if there are multiple ratings of this security.

Response:
The Moody’s rating as of March 31, 2009 and June 30, 2009 was Ca. At March 31, 2009, the Fitch rating was A. The Fitch rating at June 30, 2009 was C.

•	You disclose that the pooled trust preferred security was Preferred Term Security Ltd. Please disclose the pool’s numerical identifier, as well as the level of tranche you held.

Response:
The identifier for the pooled trust preferred security is:

PreTSL XXV Ltd
Cusip = 74042FAH4
Tranche = C-1

•
Please provide a more detailed discussion of management’s analysis that was performed on December 31, 2008 to determine that the impairment was not other-than-temporary, including a discussion of how management considered the illiquidity of this security and the severity and duration of the unrecognized loss.

Response:
See exhibit 99.4 for management’s analysis as of December 31, 2008.

•
Provide a detailed description of how you determined the amount of unrealized loss that was credit-related.  Explain in detail how you determined it was reasonable that such a significant portion of the loss was non-credit related in light of the severity and duration of the loss.  Discuss why management believes its analysis of the net realizable value of this security is more reliable than the market perception of its value, specifically addressing the large disparity in those values.

Response:
During the course of the data gathering process to formulate our response to the questions about our credit analysis approach used for both the March 31, 2009 and June 30, 2009 Other-Than-Temporary-Impairment (OTTI) analysis, we have spent considerable time with outside experts and re-evaluated our analysis.  We decided to further refine our process, namely we decided to prepare a more detailed and precise cashflow forecasts.  We have since engaged a third-party firm, Sterne Agee, to provide additional support and assistance in developing our internal analysis of this investment for March 31, 2009 and June 30, 2009.  Responses hereafter will be with respect to these revised computations.

At June 30, 2009, we concluded that this investment did not have any OTTI. The data provided by Sterne Agee basically confirmed that our OTTI conclusion and fair value at June 30, 2009 was reasonable, as the Sterne Agee model also led us to the conclusion that there was no OTTI and confirmed our fair value amount.  Also, despite our original conclusion that there was $47,656 of OTTI at March 31, 2009 that we recorded in the second quarter based on the information provided by Sterne Agree, that in fact there was no credit OTTI (See response to question 3 below for our evaluation of materiality of difference). The model and assumptions developed with Sterne Agee, however, is more robust and precise than our earlier models, so we are placing more reliance on this analysis in making our conclusion.  We plan to utilize these models on a go-forward basis, as we analyze the investment for impairment.

Working in conjunction with Sterne Agee, the enhanced impairment analysis utilizes the following process:

To determine the decline in the collateral’s value associated with the increase in credit spreads, we projected collateral cash flows for each pool using Intex, the industry standard modeling software for CDOs. Intex provides specific contractual terms for each TruPS issue, including spreads and maturities, enabling very precise cash flow projections. Once generated, the cash flows for our tranche were discounted at the applicable discount rate. These declines in the fair value of collateral provide the best estimate of the component of CDO losses that is due to increases in the market price for credit risk. As the market for TruPS CDOs is currently inactive, limiting visibility on how these losses would be absorbed across the capital structure, we allocated losses to the principal balance of each tranche on a pro rata basis. We then computed discount margins from the assessed fair value of each tranche, which served as the basis for our discount rates.

We assessed the credit quality of each collateral pool for the purposes of projecting defaults and recoveries. In general, the credit quality of most TruPS CDO collateral has declined significantly during the credit crisis, with roughly 10% of TruPS collateral currently in default or deferral. We assumed, conservatively, that all issuers currently in deferral will default prior to their next payment dates. Bank trust preferred issues represent the majority of TruPS CDO collateral, and issuers are typically not rated by the major statistical rating agencies. Therefore, we evaluated the credit quality of each bank issuer based on financial ratios generated from call report data. We focused on ratios reflecting issuers’ capital adequacy, asset quality, earnings, liquidity, and sensitivity to interest rates, which are known as CAMELS ratios. The CAMELs model is a relative risk model, i.e. stratifying the remaining banks into a 1 through 5 ranking. However, clearly not all 4 and 5 rated collateral will eventually default. There are 29 separate ratios that comprise our CAMELs model.  We weight each of these ratios to arrive at a composite rating for each component. We then re-weight each component to arrive at a consolidated rating of 1 to 5. Next, we run all 4 and 5 rated collateral through a second level filter to further segment these issuers based on potential default probability. We apply a stress test to all 4 and 5 rated issuers to categorize these into 3 buckets: high risk (100% probability of default at next payment date), medium risk (50% probability), and low risk (0% probability).  Since we are applying defaults immediately in our model, we felt it was necessary to apply a second level stress test.  Our second level filter is a stress test that we apply to the 4s and 5s to differentiate the immediate default risk.

Due to the current stress on the banking system, and the fact that ratio analyses are backward looking, we added a baseline default rate of 2% annually for the next two years to our default projections for specific issuers. This figure represents the peak, post-war bank default rate that occurred at the height of the savings and loan crisis, which we believe is an accurate proxy for the current environment. Within the next two years, we expect that credit markets will normalize and that banks with the financial strength to survive will default at a .36% average annual rate, which represents Moody’s idealized default probability for BBB corporate credits, and is in line with historical bank failure rates.

We based our default projections for insurance issuers on credit ratings and associated idealized default probabilities provided by A.M. Best, which rates more than 90% of all insurance companies that issued into TruPS CDOs. To be consistent with A.M. Best’s methodology for rating insurance CDOs, unrated issuers were assigned a credit rating of CCC-. Given the heightened credit risk posed by current economic conditions, we doubled A.M. Best’s idealized default probabilities for each of the next two years and reduced the ratings of issuers on negative watch by two notches.

Quantifying losses given default is an important consideration in CDO valuation, as recoveries are applied to retire bond principal. TruPS collateral is deeply subordinated within issuers’ capital structures, so large recoveries are unlikely. Accordingly, we assumed 10% recoveries on bank collateral, and zero recoveries on collateral issued by insurance companies.  Our analysis indicated that using these assumptions that as of March 31, 2009 $139.5 million or approximately 20% of the remaining principal would need to additionally default or defer before we incurred a credit loss.

Two additional considerations in our analysis were prepayment and auction call assumptions, which primarily affect the duration of TruPS CDOs. TruPS are generally callable within five years, and during the boom in CDO issuance, dealer demand for collateral tightened spreads to artificially low levels that are unlikely to recur.  As a consequence, we believe that prepayments will be limited to issuers that are acquired by large banks with low financing costs. In deference to the conventional view that the banking industry will undergo significant consolidation over the next several years, we estimated that 10% of TruPS will be called in the fourth quarter of 2011, and none thereafter.

Auction calls are a structural feature designed to create a 10-year expected life for CDOs secured by 30-year TruPS collateral. Auction call provisions mandate that at the end of the tenth year of a deal, the collateral is submitted to auction at a minimum price sufficient to retire the deal’s liabilities at par. If the initial auction is unsuccessful, turbo payments take effect that divert cash flows from equity holders to pay down senior bond principal, and auctions are repeated quarterly until successful. During the period that the TruPS CDO market was active, it was generally assumed that auction calls would succeed because they offered a source of collateral that dealers could recycle into new CDOs. However, given the uncertain future of the TruPS CDO market, negative collateral credit migration, and the decline in market value of TruPS collateral, we believe that successful auction calls are highly unlikely, and that these deals will extend through their full 30-year maturities.

The final step in our analysis involves modeling and valuing the cash flows under the assumptions described above. As noted above, we use Intex to model CDOs, which enables modeling of issuer specific defaults and recoveries, as well as the global application of our prepayment auction call assumptions. We generated cash flow projections for both the collateral and the CDO, and inserted them into our valuation model. At this stage, we adjusted the discount rates that we estimated earlier to account for the erosion in subordination that we projected to occur as a result of collateral defaults, thereby capturing the incremental default risk associated with negative collateral credit migration. We then assessed the fair value of each bond by discounting their projected cash flows by these recalibrated discount rates. To confirm that our final valuation reflects our valuation premise, we displayed the present value of the collateral cash flows alongside the aggregate fair value of the liabilities.

For purposes of determining OTTI, our determination at June 30, 2009 was that the net realizable value was more reliable due to the length of the investment and the deterioration of the current market for disposition of this type of investment.  Our objective is to hold this investment through its term so we are relying more heavily on the discounted cashflows over the term.

3.
You state in both your first and second quarter Forms 10-Q that you determined that the trust preferred security was other-than-temporarily impaired in the quarter ended March 31, 2009 but that you did not record that impairment charge until the quarter ended June 30, 2009.  Please address the following regarding the timing of your impairment charge which resulted in this error:

o
Please tell us and revise future filings to disclose in detail why management recorded the impairment of the trust preferred security in the second quarter that was determined to have occurred in the first quarter and was calculated based on the values as of the first quarter.

o
More clearly disclose how you determined that recording the loss in the first quarter would not have had a material impact on the results of operations reported in that quarter, and provide us with your materiality analysis for the periods affected.  More clearly refer to this as an error.

o
Tell us how you considered the timing difference that resulted in this error when evaluating your internal controls over financial reporting and your disclosure controls and procedures during the first and second quarters, clarifying how you determined both were effective.

Response:
Based on the enhanced analysis, we have concluded that our conclusion at June 30, 2009 was reasonable and that there was no Other Than Temporary Impairment on this investment based on increased testing, along with third-party verification.  Additionally, we utilized this enhanced testing and modeling on the March 31, 2009 data and have concluded that we did not have any OTTI on the investment at that time.  Based on this determination, we should not have recorded the $47,646 impairment loss that we recorded in the second quarter that related to the first quarter now that we believe that the OTTI should never have been recorded.  At the time that we were preparing our March 31, 2009 Form 10-Q, we determined that we had OTTI, but because we had already closed our general ledger we performed a qualitative and quantitative materiality assessment and determined that the error was not material.  The company’s pre-tax income reported for the quarter ended March 31, 2009 was $377,000.  This error represented 12% of the pre-tax income, but had no impact on earnings per share. As part of our overall SAB 99 analysis we considered the following factors:  (1) the misstatement arose from something that is a subjective estimate with a high level of imprecision given the significant number of inputs and judgments that are required (2) the misstatement did not create a change in earnings or other trends (3) the misstatement did not cause us to meet analysts' consensus estimates (4) the misstatement does not change our net loss or net income position (5) the misstatement does not affect our compliance with regulatory requirements (6) the misstatement does not affect our compliance with debt covenants, other contractual requirements or capital requirements (7) the misstatement did not increase management's compensation and (8)  the misstatement did not involve concealing an unlawful transaction.  We recorded the OTTI in the second quarter and also concluded, based on our materiality assessment that the error was not material to the quarter ended June 30, 2009.  We have analyzed the impact of this error from both a qualitative and quantitative standpoint and have concluded that this entry did not have a material impact on the results of operations through March 31, 2009 and June 30, 2009.  The Company’s pre-tax loss reported for the quarter ended June 30, 2009 was $6.5 million.  This error represents less than 1% (0.72%) of that figure.  This amount also only represents approximately 3% of non-interest income.

We feel that our internal controls were effective, as we have been constantly monitoring this investment and proactively updating our analysis for new defaults or deferrals, which are further supported by the fact that the conclusions reached using Sterne Agee were not materially different than using our earlier analysis.  The investment is analyzed on a monthly basis so that we can properly keep our Senior Management team and Board apprised of the potential for impairment charges in the current quarter.  We continue to enhance our testing and modeling analysis, and have engaged a third-party provider, Sterne Agee, with expertise in this type of analysis to assist us.

4.
You disclose on page 13 that during the quarter ended June 30, 2009, you changed the method used for predicting future interest payments in the cashflow model used to evaluate the trust preferred security.  Please address the following in both your response as well as your future filings:

•	Specify whether using this new methodology as of March 31, 2009 would have resulted in any additional impairment as of that date.
•
You state that the new model “doubles the average bank defaults per year going forward.”  Please tell us and revise your future filings to explain what you mean by this statement and how if effects your analysis.  Clearly explain what interest rate you are referring to and whether it is the discount rate used in your cashflow projections.  Clearly explain why changing the interest rate would impact the deferral or default rates and disclose the previous rate and the new rate used in your analysis.

•	If the new model does result in the default rates doubling, clearly explain how you would determine that this would not result in any additional other-than-temporary impairment credit charges.

Response:
Please refer to the responses for questions 2 and 3.

We trust our responses have adequately addressed your questions.  Per your comment letter, we wish to acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the all disclosures in our filings.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal Securities laws of the United States.

If you have any questions, or need to discuss this information in greater detail, please don’t hesitate to contact me at 260-427-7150.

Sincerely,

/s/ Richard R. Sawyer

Richard R. Sawyer
EVP, Chief Financial Officer

PreTSL XXV - Issuer Detail	Exhibit 99.1

			Deferral	Default	Deferral/Default
Issuer	CUSIP	Amount	Amount	Amount	Date
Banks & Bank Holding Company's
Alpine Banks of Colorado	02081#9A4	12,000,000
AMB Financial Corp.	0019849A3	3,000,000
Amcorp Financial, Inc.	0234169A0	3,500,000
American National Bank
American Bank, National Association
AmericanWest Bancorporation (a)	0304699A0	20,000,000	20,000,000		Sep-08
BankUnited Financial Corporation (b)	06652JAA4	25,000,000		25,000,000	Dec-08
Beal Financial Corporation	07371N9A5	25,000,000
Beal Bank Nevada
Beal Bank (e)
BlackRidge Financial, Inc.	09251DAA6	13,000,000
Capital Community Bancorporation, Inc. (a)	14005RAA4	4,100,000	4,100,000		Jun-09
Capital Directions, Inc.	1400769A0	3,000,000
Capitol Bancorp Ltd. (a)	14056D9A5	20,000,000	20,000,000		Jun-09
CBS Banc-Corp.	14986EAA6	10,000,000
Central Bancshares, Inc.	1526119A9	5,000,000
First Central Bank
First Central Bank McCook
CNB Financial Corporation	1259219A6	3,000,000
Community Bank of Broward	203490AB3	5,000,000
Community Bank System, Inc.	20364KAA1	20,000,000
Cornerstone Bancorp	2189259A5	4,000,000
First Banks, Inc. (a)	31927NAA2	20,000,000	20,000,000		Sep-09
First Citizens Bancshares, Inc.	31946M9A3	5,000,000
First Financial Banc Corporation	32020X9A6	4,500,000
First International Bancorp Texas, Inc.	32054T9A4	5,000,000
First International Bancshares, Incorporated	92038b9a8	5,000,000
First National Agency of Wadena, Incorporated (a)	930264AA4	3,000,000	3,000,000		Sep-09
First National Bank Group, Inc.	3278939A3	25,000,000
First National Bank Holding Company (b)	3285289A4	25,000,000		25,000,000	Mar-08
First National Financial Services Inc. (a)	3356519A5	8,000,000	8,000,000		Jun-09
First St. Charles Bancshares, Inc.	3370869A2	2,500,000

PreTSL XXV - Issuer Detail	Exhibit 99.1

			Deferral	Default	Deferral/Default
Issuer	CUSIP	Amount	Amount	Amount	Date
FSC Bancshares, Incorporated	3029099A6	6,000,000
Greene Investment Company	3930619A6	6,300,000
Guaranty Financial Group, Inc. (b)	87986PAE9	25,000,000		25,000,000	Jun-09
Home Bancshares, Inc. †	15133G9B0	3,000,000
HomeStreet, Inc. (a)	43785V9A2	15,000,000	15,000,000		Dec-08
Intrust Financial Corporation	46122JAA2	25,000,000
Kleberg & Company Bankers, Incorporated	4984749A5	9,000,000
Lake Elmo Bancshares, Inc.	5096239A4	4,000,000
Landrum Company	51508@9A8	25,000,000
Life Design Holding Company	53184WAA4	6,000,000
Security Star Bancshares, Inc.	5793649A0	5,000,000
Mesaba Bancshares, Inc.	5906639A0	4,000,000
Milford Bancorporation	5993629A0	4,000,000
Nara Bancorp, Inc.	63080P9A5	8,000,000
New York Community Bancorp, Inc.	64944RAA3	22,000,000
Northfield Bancshares, Inc. (a)	66611B9A7	3,000,000	3,000,000		Sep-09
Northway Financial, Inc.	6672709A2	10,000,000
Ohio Valley Banc Corp.	6777199A6	8,500,000
Page Bancshares, Inc.	6954779A9	2,000,000
Pathfinder Bancorp, MHC	70320A9A3	5,000,000
Peoples State Bancshares, Inc.	71230M9A4	2,000,000
PNC Financial Services Group, Inc. †	8593179B7	20,000,000
Rock Bancshares	7728719A9	4,000,000
Rocky Mountain Capital (a)	77467L9A7	10,000,000	10,000,000		Sep-09
S.B.C.P. Bancorp, Inc.	78387S9A7	10,000,000
Sterling Financial Corporation (a)	859163AA5	20,000,000	20,000,000		Sep-09
Sturm Financial Group, Inc. (a)	84799AAA4	22,500,000	22,500,000		Mar-09
SunFirst Corporation (a)	8693479A4	3,500,000	3,500,000		Jun-09
Susquehanna Bancshares, Inc.	2036269A6	20,000,000
Tomah Bancshares, Inc.	8897339A1	6,500,000
Town and Country Financial Corporation	8920399A8	7,500,000
Town Square Financial Corporation	89213M9A7	4,000,000
Twin River Financial Corp.	9017089A7	2,000,000

PreTSL XXV - Issuer Detail	Exhibit 99.1

			Deferral	Default	Deferral/Default
Issuer	CUSIP	Amount	Amount	Amount	Date
UCBH Holdings, Inc. (a)	90264KAA5	25,000,000	25,000,000		Sep-09
Van Alstyne Financial Corporation	9204959A8	6,000,000
Wells Fargo & Company †	9133699A4	15,000,000
West Coast Bancorp (a)	952208AA4	5,000,000	5,000,000		Sep-09
Wilber Co.	9677969A3	2,500,000

Insurance Company's
AMTrust Financial Services, Inc.	03236AAA5	35,000,000
Arbella Mutual Insurance Company	03875LAA7	2,500,000
Capital Assurance Corporation (d)	U12280AA8	10,000,000		10,000,000	Dec-08
Humana Group	4825639a3	35,000,000
MAG Mutual Insurance Company	5590299a3	30,000,000
North Carolina Farm Bureau Mutual Ins. Co.	65819VAC9	35,000,000
Prime Holdings, Inc.	74161LAA1	15,000,000
Tower Group	891785AA5	20,000,000
Universal American Financial Corporation	913373AA4	35,000,000

		877,400,000	179,100,000	85,000,000

PreTSL XXV - Default / Deferral Detail	Exhibit 99.2

Issue	Capital Securities Issued in the Related Pool	% of Total Current Collateral	Issuer	Deferral Status	Date of Deferral	Issuer Specific Principal Recovery	Issuer Specific Recovery Date
PreTSL XXV	$ 25,000,000	2.85%	First National Bank Holding Company (AZ)	Default	03/08	0%	NA
	$ 25,000,000

	$ 20,000,000	2.28%	AmericanWest Bancorporation	In deferral	09/08	15%	09/10
	$ 20,000,000

	$ 10,000,000	1.14%	Capital Assurance Corporation	Default	12/08	0%	NA
	$ 25,000,000	2.85%	BankUnited Financial Corporation	Default	12/08	0%	NA
	$ 15,000,000	1.71%	HomeStreet Inc.	In deferral	12/08	15%	12/10
	$ 50,000,000

	$ 22,500,000	2.56%	Sturm Financial Group, Inc.	In deferral	03/09	15%	03/11
	$ 22,500,000

	$ 20,000,000	2.28%	Capitol Bancorp Ltd.	In deferral	06/09	15%	06/11
	$ 8,000,000	0.91%	First National Financial Services Inc.	In deferral	06/09	15%	06/11
	$ 3,500,000	0.40%	SunFirst Corporation	In deferral	06/09	15%	06/11
	$ 4,100,000	0.47%	Capital Community Bancorporation, Inc.	In deferral	06/09	15%	06/11
	$ 25,000,000	2.85%	Guaranty Financial Group, Inc.	Default	06/09	0%	NA
	$ 60,600,000

	$ 25,000,000	2.85%	UCBH Holdings, Inc.	In deferral	09/09	15%	09/11
	$ 20,000,000	2.28%	First Banks, Inc.	In deferral	09/09	15%	09/11
	$ 20,000,000	2.28%	Sterling Financial Corporation	In deferral	09/09	15%	09/11
	$ 3,000,000	0.34%	Northfield Bancshares, Inc.	In deferral	09/09	15%	09/11
	$ 5,000,000	0.57%	West Coast Bancorp	In deferral	09/09	15%	09/11
	$ 3,000,000	0.34%	First National Agency of Wadena, Incorporated	In deferral	09/09	15%	09/11
	$ 10,000,000	1.14%	Rocky Mountain Capital	In deferral	09/09	15%	09/11
	$ 86,000,000

	$ 264,100,000

Exhibit 99.3
FTN Financial Securities Corp
A Subsidiary of First Tennessee Bank National Association
PreTSL 25 Highlights	January 20, 2009

Class B - continued
▪	Current Factor is .9822, The Class B's factored down by .0056 at the December 2008 payment date.

▪	Our stress analysis shows that this bond can withstand $266MM of immediate defaults (34% of performing collateral) before a break in yield.

Class C
▪	Rated Baa2(n)/NR/A(n)

▪	Current Performing Collateral is .27% lower than bonds outstanding in this class and the classes above it in seniority (i.e. the coverage ratio is 99.73%) at 12/22/08

▪
Of the $95MM of credit events, $14.2MM of excess interest has been diverted to pay principal on rated bonds (meaning that approx $80MM still needs to be paid down, which means the C bonds should continue to receive principal at each payment date for a long period).

▪	Current Factor for C1 is .9970 and C2 is 1.0019. The Class C1's factored up by .0092 and C2's factored up by 0141 at the December 2008 payment date.

▪	Our stress analysis shows that this bond can withstand, $170MM. of immediate defaults 22% of performing collateral) before a break in yield.

Class D
▪	Rated NR/NR/BBB(n)

▪	Current Performing Collateral is 7% lower than bonds outstanding in this class and the classes above it in seniority (i.e.: the coverage ratio is 92.98%) at 12/22/08

▪	Of the $95MM of credit events, $14.2MM of excess interest has been diverted to pay principal on rated bonds (meaning that approx $80MM still needs to be paid down).

▪	The Class D bonds are expected to PIK on the next payment date.

▪	Current Factor is 1.0012. The Class D's factored up by .0116 at the December 2008 payment date.

▪	Our stress analysis shows that this bond can withstand S105MM of immediate defaults (13% of performing collateral) before a break in yield.

Please contact Structured Finance at 901,435.8119 with any questions.

Exhibit 99.3

FTN Financial Securities Corp
A Subsidiary of First Tennessee Bank National Association
PreTSL 25 Highlights	April 14, 2009

Class B - continued
▪	The Class B bonds are not receiving cash interest but are receiving capitalized interest (PIKing).

▪	Current Factor for B-1 is .9884 and for B-2 is .9953. The Class B-1 bonds factored up by .0062 and the Class B-2 bonds factored up by .0131 at the March 2009 payment date.

▪	As of April 2, 2009, our stress analysis shows that this bond can withstand $238.5MM of immediate defaults (31% of performing collateral) before a Break in Yield.

Class C
▪	Rated Ca/NR/C (Moody's/S&P/Fitch) as of 4/9/2009

▪	Current Performing Collateral is 3% lower than bonds outstanding in this class and the classes above it in seniority (i.e. the coverage ratio is 97.2%) at 3/22/2009

▪	Of the $117.5MM of credit events, $14.7MM of excess interest has been diverted to pay principal on rated bonds.

▪	The Class C bonds are not receiving cash interest but are receiving capitalized interest (Piking).

▪	Current Factor for C-1 is 1.0041 arid C-2 is 1.0161. The Class C-1 bonds factored up by 0074 and the C-2 bonds factored up by .0142 at the March 2009 payment date.

▪	As of April 2, 2009, our stress analysis shows that this bond can withstand $139.5MM of immediate defaults (18% of performing collateral) before a Break in Yield.

Class D
▪	Rated NR/NR/C (Moody's/S&P/Fitch) as of 4/9/2009

▪	Current Performing Collateral is 9% lower than bonds outstanding in this class and the classes above it in seniority [i.e. the coverage ratio is 90.6%) at 3/22/2009

▪	Of the $117.5MM of credit events, $14.7MM of excess interest has been diverted to pay principal on rated bonds.

▪	The Class D bonds are not receiving cash interest but are receiving capitalized interest (PIKing).

▪	Current Factor is 1.0108. The Class D's factored up by .0096 at the March 2009 payment date.

▪	As of April 2, 2009, our stress analysis shows that this bond can withstand $74.5MM of immediate defaults (10% of performing collateral) before a Break in Yield.

Please contact Structured Finance at 901,435.8119 with any questions.

Exhibit 99.3

FTN	Capital Markets
Financial	Equity Research
Investment Banking
Correspondent Services
Strategic Alliances

MEMORANDUM

TO:	BOARD OF DIRECTORS, TOWER CAPITAL INVESTMENTS
FROM:	FRED MOTZ, FIN PORTIFOLIO ADVISORS
SUBJECT:	PRETSL XXV CLASS C-1 - CUSIP # 74042FAH4
DATE:	7/31/2009

As of June 30, 2O09, Tower Capital Investment owned $1,009,638.90 current par value of PreTSL XXV Class C-1, a pooled trust preferred security. An increase in par value in December, March, and June resulted from a "payment in kind" at the last three quarterly payment dates. The book price was 95.22 and the market price was 7.33. The security has a “Ca" rating from Moody's and a "C" rating from Fitch. Moody's downgraded the security from "Baa2” to the current "Ca" rating and Fitch has downgraded it from "A" to "C". Moody's continues to have a negative outlook on this sector due to uncertainty surrounding bank credit quality and a general increase in deferrals of trust preferred interest payments.

At the end of June 2009, there had been three defaults totaling $60 million, and eight deferrals totaling $118.1 million, During the second quarter of 2009, Capitol Bancorp, Ltd, deferred its interest payments on $20 million in securities, First National Financial Services, Inc. deferred interest payments on $8 million in securities, SunFirst Corporation deferred its interest payments on $35 million in securities, Capital Community Bancorporation, Inc. deferred its interest payments on $4.1 million in securities, and Guaranty Financial Group, Inc. deferred its interest payments on S25 million in securities. There is one additional projected deferral of $25 million at this time. Of the original $877,400,000 in collateral $699,300,000 is currently performing. The enclosed PreTSL 25 Highlights summarizes the credit ratings and credit events of the issuers, and updates the coverage of each class. As of July 8, 2009, our stress analysis shows that class C can withstand $88.5 million in immediate defaults (1.3% of performing collateral) before experiencing a "break in yield".

The coverage  test requirement for Class C is 105.5%,  and the current coverage is 89.71%. The "payment in kind" experienced by this class in December and. March is projected to continue until the December 2010 payment date.

The class C-1 has encountered a "temporary interest shortfall", resulting in the capitalization of interest or "payment in kind". Until the coverage test on senior securities has been corrected, cash flow from principal and interest payments will be directed to those securities. However, a permanent loss (a "break in yield") for class C-1 is not presently indicated. While it is a matter of judgment regarding the probability of the collection of all future principal and interest payment, it is reasonable to conclude that this security is not permanently impaired at this time.

FTN Financial Group
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117
901.435.8080 / 800.456.5460
www.ftnfinancial.com

Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. Offerings are made by prospectus only. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results. Changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Midwest Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the FINRA and SIPC (http://www.sipc.org/). Equity research is provided by MWRE. FTN Financial Group, through FTB or its affiliates, offers investment products and services.

Exhibit 99.4

Memorandum	TOWERbank

To: Anne E. Fischesser	From: Gavin A. Mohr

Re: OTTI Pretsl xxv	Date: 2/17/09

• PRETSL XXV LTD Floater C1	Qusip:74042FAH4

The purpose of this memo is to explain why Tower Bank is not classifying the above stated CDO as OTTI. Tower Bank is very much aware of the risk and volatility that this security presents along with the over all market perception of this type of debt structure. Tower Bank's Treasury department is aggressively analyzing and monitoring the monthly performance of this bond. It should be noted that the Treasury uses data from FTN to generate its analysis and is confident in FTN's assumptions and stress severities.

Rating
Currently PRETSL XXV is rated Baa2- by Moody's and A by Fitch. At time of purchase PRETSL XXV was rated A1 and A+ by Moody's and Fitch. Downgrades have taken place but the current ratings are still investment grade ratings. The Treasury does not expect the ratings to improve and will not be surprised if the bond experienced a further downgrade in the near term. The Treasury checks monthly on this bonds current rating and analyzes further in the event of a rating change.

Cash Flow Analysis
PRETSL XXV C1 is currently not receiving monthly interest payments. Interest is being calculated for the bond but it is being diverted to a senior tranche to pay the seniors P&I. This is not a loss of interest as the interest is being added back to the principal of PRETSEL XXV C1, this is known as "Payment in Kind". Tower's principal will increase as long as the interest payments are being diverted to senior tranches. It is the Treasury's opinion that this will not impair the yield received on this bond. This will extend the time horizon in which Tower receives all of its P&I back. The Treasury feels that the PV calculation done by FTN is very conservative and magnifies any variable that contributes risk. The most recent PV calculation assumes .75% of the pool defaults per year for the next 29 years. The deal would only experience 15% recovery on those defaults assuming a 2 year lag in receiving the recoveries. Prepayments speeds are extremely slow assuming only 2% in years 6-29. The assumptions listed above are added after the realized defaults are accounted for. Even after all the harsh variables above are taken into account the securities still returns the necessary P&I. It will take 30 years to for this bond to payoff using the above assumptions. FTN's stress analysis shows that this bond can withstand $170mm of immediate defaults before we would experience a break in yield. Also as the senior tranches continue to pay down the required interest expense shrinks. Because the deal has experienced deferrals bond holders will experience lumpy cash flows. If the deferrals cause the Banks tranche to fail the ratio the banks tranche will be PIK As interest is diverted to senior tranches C1's interest will compound. Once the Bank's tranche passes the coverage ratio it will receive all the interest plus principal it was accruing when it was termed PIK. Because of the structure of this security once defaults or deferrals occur you will no longer receive smooth P&I payments. This is due to coverage triggers that could cause sporadic interest payments being made to the C1 tranche.

Credit Risk
Tower Bank is aware of the two Banks that defaulted accounting for 5% of total issue. It is also important to point out that 10 banks have received TARP funds accounting for 21.82% of the issue. The treasury is continually monitoring the credit profile of Banks in the PRETSL XXV deal. Four additional banks have deferred their interest payment on their debt. At this time they have only deferred for 1 quarter and the treasury will continue to monitor the deferral terms.

Tower Bank is making every effort to actively manage this security. After analyzing FTN's aggressive stress test and doing our independent analysis Tower Bank concludes that PRETSL XXV C1 should not be labeled OTTI.